EXHIBIT 99.1

TiGenix: Transparency notifications pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notifications
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - March 30, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received transparency notifications pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notifications

It concerns the following two notifications:

  On March 26, 2018, TiGenix received a transparency notification from BNP Paribas Asset Management SA, following the acquisition or disposal of voting securities or voting rights on March 19, 2018, after which BNP Paribas Asset Management SA (through its controlled entities BNP Paribas Asset Management UK Ltd, BNP Paribas Asset Management Belgium SA and BNP Paribas Asset Management France SAS) holds 8,497,061 voting rights in TiGenix (2.87% of the total number of voting rights). As a result BNP Paribas Asset Management SA has fallen below the 3% threshold.

  On March 28, 2018, TiGenix received a transparency notification from Melqart Asset Management LP (c/o Melquart Asset Management (UK) Ltd), following the acquisition of financial instruments that are treated as voting securities on March 21, 2018, after which Melqart Asset Management LP (through its controlled entity Melqart Asset Management (UK) Ltd) holds 14,870,000 voting rights in TiGenix that may be acquired if the instrument is exercised (5.02% of the total number of voting rights). As a result the 5% threshold was crossed.

1. Content of the notification by BNP Paribas Asset Management SA

Date of the notification: March 23, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights/downwards crossing of the lowest threshold.

Person subject to the notification requirement: BNP Paribas Asset Management SA (with address at SA 47000 - 75318 Paris Cedex 09, France), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: March 19, 2018.

Threshold that was crossed: 3%.

Denominator: 296,067,856.

Details of the notification: following the acquisition or disposal of voting securities or voting rights, the number of voting rights was as follows:

  BNP Paribas Asset Management SA held 0 voting securities;
  BNP Paribas Asset Management UK Ltd held 5,964,221 voting securities (2.01% of the total number of voting rights;
  BNP Paribas Asset Management Belgium SA held 0 voting securities; and
  BNP Paribas Asset Management France SAS held 2,532,840 voting securities (0.86% of the total number of voting rights).

Total: 8,497,061 voting rights (2.87% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: the subsidiaries BNP Paribas Asset Management UK Limited and BNP Paribas Asset Management France SAS are controlled by the parent company BNP Paribas Asset Management SA, which in turn is controlled by BNP Paribas SA which benefits from an exemption to aggregate its participations with the participations of its subsidiaries investment companies pursuant to article 21, §2 of the Royal Decree of February 14, 2008 regarding the publication of major holdings.

Additional information: BNP Paribas Asset Management UK Limited and BNP Paribas Asset Management France SAS are investment companies who exercise voting rights in a discretionary way.

2. Content of the notification of Melqart Asset Management LP

Date of the notification: March 22, 2018.

Reason of the notification: acquisition of financial instruments that are treated as voting securities.

Person subject to the notification requirement: Melqart Asset Management LP c/o Melqart Asset Management (UK) Ltd (with address at PO Box 309, Ugland House, Grand Cayman, KY1-1104), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: March 21, 2018.

Threshold that was crossed: 5%.

Denominator: 296,067,856.

Details of the notification: following the acquisition of financial instruments that are treated as voting securities, the number of voting rights was as follows:

  Melqart Asset Management LP c/o Melqart Asset Management (UK) Ltd held 0 voting securities,

and the number of equivalent financial instruments was as follows:

  Melqart Asset Management (UK) Ltd held 14,870,000 voting rights that may be acquired if the instrument (cash settled derivative) is exercised (5.02% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: Melqart Asset Management LP controls Melqart Asset Management (UK) Ltd.

Additional information: Melqart Asset Management (UK) Ltd is the investment manager of Melqart Opportunities Master Fund Ltd. Melqart Asset Management (UK) Ltd is a management company that can exercise the voting rights at its own discretion without specific instructions.

This press release and the above-mentioned transparency notifications can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix' lead product, Alofisel, successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.